# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TripAdvisor, Inc., CIK 0001526520
CUSIP: 896945201
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 400 1ST AVENUE, NEEDHAM, Massachusetts (MA), 02494
Date of event which requires filing of this statement: 04/01/2026
Filed by CIK 0001517137
Persons authorized to receive notices and communications: JEFFREY C. SMITH, STARBOARD VALUE LP, 777 Third Avenue, 18th Floor, New York, New York (NY), 10017, 212-845-7977; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300; MEAGAN REDA, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Starboard Value LP (CIK 0001517137): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 5,096,996; shared voting power 0; sole dispositive power 5,096,996; shared dispositive power 0; aggregate amount beneficially owned 5,096,996 (4.4% of the class)
  Comment: Note to rows (7)(9)(11)(13): Possesses economic exposure to an aggregate of 10,774,996 Shares (representing approximately 9.4% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6. The aggregate percentage of Shares reported owned by each person named herein is based upon 114,755,221 Shares outstanding, as of February 6, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 13, 2026.
- STARBOARD VALUE & OPPORTUNITY MASTER FUND LTD (CIK 0001373638): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 2,743,522; shared voting power 0; sole dispositive power 2,743,522; shared dispositive power 0; aggregate amount beneficially owned 2,743,522 (2.4% of the class)
  Comment: Note to rows (7)(9)(11)(13): Possesses economic exposure to an aggregate of 5,799,775 Shares (representing approximately 5.1% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6. The aggregate percentage of Shares reported owned by each person named herein is based upon 114,755,221 Shares outstanding, as of February 6, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 13, 2026.
- STARBOARD VALUE & OPPORTUNITY S LLC (CIK 0001519812): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 380,916; shared voting power 0; sole dispositive power 380,916; shared dispositive power 0; aggregate amount beneficially owned 380,916 (0.3% of the class)
  Comment: Note to rows (7)(9)(11)(13): Possesses economic exposure to an aggregate of 805,253 Shares (representing approximately 0.7% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6. The aggregate percentage of Shares reported owned by each person named herein is based upon 114,755,221 Shares outstanding, as of February 6, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 13, 2026.
- Starboard Value & Opportunity Master Fund L LP (CIK 0001767736): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 149,632; shared voting power 0; sole dispositive power 149,632; shared dispositive power 0; aggregate amount beneficially owned 149,632 (0.1% of the class)
  Comment: Note to rows (7)(9)(11)(13): Possesses economic exposure to an aggregate of 316,321 Shares (representing approximately 0.3% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6. The aggregate percentage of Shares reported owned by each person named herein is based upon 114,755,221 Shares outstanding, as of February 6, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 13, 2026.
- Starboard Value L LP (CIK 0001767773): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 149,632; shared voting power 0; sole dispositive power 149,632; shared dispositive power 0; aggregate amount beneficially owned 149,632 (0.1% of the class)
  Comment: Note to rows (7)(9)(11)(13): Possesses economic exposure to an aggregate of 316,321 Shares (representing approximately 0.3% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6. The aggregate percentage of Shares reported owned by each person named herein is based upon 114,755,221 Shares outstanding, as of February 6, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 13, 2026.
- Starboard Value R GP LLC (CIK 0001575979): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 149,632; shared voting power 0; sole dispositive power 149,632; shared dispositive power 0; aggregate amount beneficially owned 149,632 (0.1% of the class)
  Comment: Note to rows (7)(9)(11)(13): Possesses economic exposure to an aggregate of 316,321 Shares (representing approximately 0.3% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6. The aggregate percentage of Shares reported owned by each person named herein is based upon 114,755,221 Shares outstanding, as of February 6, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 13, 2026.
- Starboard X Master Fund Ltd (CIK 0001833016): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 1,001,092; shared voting power 0; sole dispositive power 1,001,092; shared dispositive power 0; aggregate amount beneficially owned 1,001,092 (0.9% of the class)
  Comment: Note to rows (7)(9)(11)(13): Possesses economic exposure to an aggregate of 2,116,298 Shares (representing approximately 1.8% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6. The aggregate percentage of Shares reported owned by each person named herein is based upon 114,755,221 Shares outstanding, as of February 6, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 13, 2026.
- Starboard Value GP LLC (CIK 0001517138): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 5,096,996; shared voting power 0; sole dispositive power 5,096,996; shared dispositive power 0; aggregate amount beneficially owned 5,096,996 (4.4% of the class)
  Comment: Note to rows (7)(9)(11)(13): Possesses economic exposure to an aggregate of 10,774,996 Shares (representing approximately 9.4% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6. The aggregate percentage of Shares reported owned by each person named herein is based upon 114,755,221 Shares outstanding, as of February 6, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 13, 2026.
- Starboard Principal Co LP (CIK 0001517139): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 5,096,996; shared voting power 0; sole dispositive power 5,096,996; shared dispositive power 0; aggregate amount beneficially owned 5,096,996 (4.4% of the class)
  Comment: Note to rows (7)(9)(11)(13): Possesses economic exposure to an aggregate of 10,774,996 Shares (representing approximately 9.4% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6. The aggregate percentage of Shares reported owned by each person named herein is based upon 114,755,221 Shares outstanding, as of February 6, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 13, 2026.
- Starboard Principal Co GP LLC (CIK 0001517140): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 5,096,996; shared voting power 0; sole dispositive power 5,096,996; shared dispositive power 0; aggregate amount beneficially owned 5,096,996 (4.4% of the class)
  Comment: Note to rows (7)(9)(11)(13): Possesses economic exposure to an aggregate of 10,774,996 Shares (representing approximately 9.4% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6. The aggregate percentage of Shares reported owned by each person named herein is based upon 114,755,221 Shares outstanding, as of February 6, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 13, 2026.
- Smith Jeffrey C (CIK 0001362697): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 5,096,996; sole dispositive power 0; shared dispositive power 5,096,996; aggregate amount beneficially owned 5,096,996 (4.4% of the class)
  Comment: Note to rows (7)(9)(11)(13): Possesses economic exposure to an aggregate of 10,774,996 Shares (representing approximately 9.4% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6. The aggregate percentage of Shares reported owned by each person named herein is based upon 114,755,221 Shares outstanding, as of February 6, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 13, 2026.
- Feld Peter A (CIK 0001410600): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 5,096,996; sole dispositive power 0; shared dispositive power 5,096,996; aggregate amount beneficially owned 5,096,996 (4.4% of the class)
  Comment: Note to rows (7)(9)(11)(13): Possesses economic exposure to an aggregate of 10,774,996 Shares (representing approximately 9.4% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6. The aggregate percentage of Shares reported owned by each person named herein is based upon 114,755,221 Shares outstanding, as of February 6, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 13, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: TripAdvisor, Inc.
Address of issuer's principal executive offices: 400 1ST AVENUE, NEEDHAM, Massachusetts (MA), 02494
Comment: The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned ("Amendment No. 4"). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The securities of the Issuer purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard L Master, Starboard X Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 2,743,522 Shares beneficially owned by Starboard V&O Fund is approximately $34,337,055, excluding brokerage commissions. The aggregate purchase price of the 380,916 Shares beneficially owned by Starboard S LLC is approximately $4,781,579, excluding brokerage commissions. The aggregate purchase price of the 149,632 Shares beneficially owned by Starboard L Master is approximately $1,852,246, excluding brokerage commissions. The aggregate purchase price of the 1,001,092 Shares beneficially owned by Starboard X Master is approximately $12,466,804, excluding brokerage commissions. The aggregate purchase price of the 821,834 Shares held in the Starboard Value LP Account is approximately $11,033,074, excluding brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The percentages used in this Schedule 13D are based upon 114,755,221 Shares outstanding, as of February 6, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 13, 2026.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentage of the Shares beneficially owned by each of the Reporting Persons as of the close of business on April 3, 2026. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Information concerning transactions in the securities of the Issuer effected by the Reporting Persons since the filing of Amendment No. 3 to the Schedule 13D is set forth in Exhibit 1 attached hereto and is incorporated herein by reference. Except as otherwise noted, all of the transactions in the securities of the Issuer listed therein were effected in the open market through various brokerage entities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated to read as follows:

As of April 2, 2026, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

Starboard V&O Fund has entered into certain cash-settled total return swap agreements with certain unaffiliated third party financial institutions as the counterparties that constitute economic exposure to an aggregate of 1,830,091 notional Shares and 1,226,162 notional Shares, respectively, which have maturity dates of October 4, 2027 and October 1, 2027, respectively.

Starboard S LLC has entered into certain cash-settled total return swap agreements with certain unaffiliated third party financial institutions as the counterparties that constitute economic exposure to an aggregate of 254,094 notional Shares and 170,243 notional Shares, respectively, which have maturity dates of October 4, 2027 and October 1, 2027, respectively.

Starboard L Master has entered into certain cash-settled total return swap agreements with certain unaffiliated third party financial institutions as the counterparties that constitute economic exposure to an aggregate of 99,814 notional Shares and 66,875 notional Shares, respectively, which have maturity dates of October 4, 2027 and October 1, 2027, respectively.

Starboard X Master has entered into certain cash-settled total return swap agreements with certain unaffiliated third party financial institutions as the counterparties that constitute economic exposure to an aggregate of 667,788 notional Shares and 447,418 notional Shares, respectively, which have maturity dates of October 4, 2027 and October 1, 2027, respectively.

Starboard Value LP through the Starboard Value LP Account has entered into certain cash-settled total return swap agreements with certain unaffiliated third party financial institutions as the counterparties that constitute economic exposure to an aggregate of 548,213 notional Shares and 367,302 notional Shares, respectively, which have maturity dates of October 4, 2027 and October 1, 2027, respectively.

Each of the foregoing swaps provides each of Starboard V&O Fund, Starboard S LLC, Starboard L Master, Starboard X Master and Starboard Value LP with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of such swaps (such shares, the "Subject Shares"). None of Starboard V&O Fund, Starboard S LLC, Starboard L Master, Starboard X Master or Starboard Value LP have the right to convert the foregoing swaps into Shares at any time.

Taking into account the Subject Shares, the Reporting Persons collectively have economic exposure to an aggregate of 10,774,996 Shares, representing approximately 9.4% of the outstanding Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 - Transactions in the Securities.

## Signatures
- Starboard Value LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value GP LLC, its general partner (04/03/2026)
- STARBOARD VALUE & OPPORTUNITY MASTER FUND LTD: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value LP, its investment manager (04/03/2026)
- STARBOARD VALUE & OPPORTUNITY S LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value LP, its manager (04/03/2026)
- Starboard Value & Opportunity Master Fund L LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value L LP, its general partner (04/03/2026)
- Starboard Value L LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value R GP LLC, its general partner (04/03/2026)
- Starboard Value R GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory (04/03/2026)
- Starboard X Master Fund Ltd: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value LP, its investment manager (04/03/2026)
- Starboard Value GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Principal Co LP, its member (04/03/2026)
- Starboard Principal Co LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Principal Co GP LLC, its general partner (04/03/2026)
- Starboard Principal Co GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory (04/03/2026)
- Smith Jeffrey C: /s/ Lindsey Cara, Lindsey Cara, Attorney-in-Fact for Jeffrey C. Smith (04/03/2026)
- Feld Peter A: /s/ Lindsey Cara, Lindsey Cara, Attorney-in-Fact for Peter A. Feld (04/03/2026)